As filed on June 5, 1998
                                                                File No. 70-9007
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ----------------------------------

                            POST-EFFECTIVE AMENDMENT
                                      NO. 3
                                     TO THE
                        FORM U-1 APPLICATION/DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                     -----------------------------------

                           New Century Energies, Inc.
                       Public Service Company of Colorado
                     Cheyenne Light, Fuel and Power Company
                           New Century Services, Inc.
                             WestGas InterState Inc.
                              NC Enterprises, Inc.
                         New Century International, Inc.
                          and its subsidiary companies
                   e prime, inc. and its subsidiary companies
                         PS Colorado Credit Corporation
                            Natural Fuels Corporation
           Fuel Resources Development Co., a dissolved corporation
                              PSR Investments, Inc.
                           Green & Clear Lakes Company
                                1480 Welton, Inc.
                             1225 Seventeenth Street
                           Denver, Colorado 80202-5534

                       Southwestern Public Service Company
                                 Tyler at Sixth
                              Amarillo, Texas 79101

                Quixx Corporation and its subsidiary companies
                          Amarillo National's Plaza/Two
                           500 South Tyler, Suite 1100
                                  Lobby Box 254
                           Amarillo, Texas 79101-2442

         Utility Engineering Corporation and its subsidiary companies
                            Utility Engineering Plaza
                                 5601 I-40 West
                           Amarillo, Texas 79106-4605

                  (Names of companies filing this statement
                and addresses of principal executive offices)
                     ------------------------------------

                           New Century Energies, Inc.
                 (Name of top registered holding company parent)
                     ------------------------------------

                        Teresa S. Madden
                        Controller
                        1225 Seventeenth Street
                        Denver, Colorado 80202-5534

                   (Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

William M. Dudley, Esq.                    William T. Baker, Jr., Esq.
New Century Services, Inc.                 Reid & Priest
1225 Seventeenth Street                    40 West 57th Street
Denver, Colorado  80202-5534               New York, New York  10019-4097

      New Century Energies, Inc. ("NCE") hereby amends Post-Effective Amendment Nos. 1 and 2, approved by order (HCAR No. 26872) on May 14, 1998, to its Application/Declaration on Form U-1, as previously amended and approved by order (HCAR No. 26750) on August 1, 1997, all docketed in File No. 70-9007, as follows:

      1. By replacing the fourth paragraph of Item 1 (Description of the Proposed Transaction), Paragraph D, as set out in Post-Effective Amendment No. 2, with the following so as to add footnote 2:

            Rule 53(a) requires that the aggregate investment in EWGs and FUCOs not exceed 50% of the system's consolidated retained earnings. NCE's present investments in EWGs and FUCOs, pro forma to include the investment in Yorkshire Electricity Group plc ("Yorkshire Electricity") and Independent Power Corporation plc ("IPC"), equals 50.9% of NCE's consolidated retained earnings at December 31, 1997.2/ So long as NCE's aggregate investment in EWGs and FUCOs exceeds the above Rule 53 50% limitation, NCE will not make any additional investments in EWGs or FUCOs from the proceeds of securities (including any guarantees) issued by NCE, as authorized hereby, except as may be contemplated in the Form U-1 Application/Declaration in File No. 70-9193, or as may be otherwise authorized by the Commission.

-------------------------------------
2/ The event that caused the NCE system to exceed 50% of consolidated retained earnings was the imposition of a U.K. government-mandated windfall tax on Yorkshire Electricity, not a new investment. To elaborate, on July 2, 1997, the one-time windfall tax was introduced in the Labour Party's Budget and on July 31, 1997, it became law. The windfall tax was intended to effect a recovery of funds by the government due to the purported undervaluing of the companies subject to the tax when they were privatized by the U.K. government via public stock offerings in 1990. The windfall tax liability for Yorkshire Electricity was approximately 135 million pounds sterling ($221 million). The tax is payable in two equal installments: the first installment was paid in December 1997, and the second installment is due in December 1998. Yorkshire had sufficient cash to pay the first installment without the need for additional long-term borrowings or equity contributions from NCE, and NCE believes that Yorkshire Electricity will likewise have sufficient cash to pay the second installment without additional long-term borrowings or equity contributions by NCE. NCE's $110.6 million share of the windfall tax was recorded as an extraordinary item in NCE's consolidated statement of income included in NCE's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Post-Effective Amendment No. 3 filed herein to be signed on its behalf by the undersigned thereunto duly authorized.

                                    NEW CENTURY ENERGIES, INC.


                                    By:   s/ Richard C. Kelly
                                           -------------------------
                                    Name:   Richard C. Kelly
                                    Title:  Executive Vice President and
                                            Chief Financial Officer



Date:  June 5, 1998



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